UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

enCore Energy Corp.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-41489	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5950 Berkshire Lane, Suite 210 Dallas, TX	75225
(Address of principal executive offices)	(Zip Code)

Robert Willette

(361) 239-2025

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

enCore Energy Corp. (the “Company”) has evaluated its current product lines and determined that it does not manufacture or contract to manufacture products for which conflict minerals (as defined in Rule 13p-1 under the Securities Exchange Act of 1934) are necessary to the functionality or production of those products.

Accordingly, the Company is not required to conduct a reasonable country of origin inquiry or file a Conflict Minerals Report for the reporting period from January 1, 2024 through December 31, 2024.

Item 1.02 - Exhibit

Not applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

The Company is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Company’s website at https://encoreuranium.com/investors/estma-report/ or on the Government of Canada’s website at https://natural-resources.canada.ca/minerals-mining/services-mining-industry/extractive-sector-transparency/links-estma-reports. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Extractive Sector Transparency Measures Act – Annual Report for enCore Energy Corp. for the year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENCORE ENERGY CORP.

By:	/s/ Robert Willette	Dated:	September 26, 2025
Robert Willette
Chief Executive Officer